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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February, 2003




                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X     Form 40-F
                                  -----             -----



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes        No   X
                                  -----      -----





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                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the summary of the letter dated February 20, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores, related to the Class A2 Notes issued by the Company with maturity on January 2005.



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         By letter dated February 20, 2003, the Company informed that it acquired Class A2 Notes issued by the Company with maturity on January 2005 for a face value of Pesos 6,666,667. At that moment, the Board of Directors had not decided the destination of those Notes. By virtue of the acquisitions made by the Company, the face amount of said Notes owned by third parties is Pesos 6,666,667 (17% of the original value).



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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                                     ALTO PALERMO S.A. (APSA)


                                                     By: /S/ Saul Zang
                                                         Name: Saul Zang
                                                         Title: Director





Dated: February 27, 2003